Exhibit 99.1

INDEX TO REPUBLIC POWER GROUP LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPUBLIC POWER GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2025 (Audited)	December 31, 2025 (Unaudited)	December 31, 2025 (Unaudited)
	SGD	SGD	USD
ASSETS
CURRENT ASSETS
Cash	137	5,972	4,644
Accounts receivable, net	2,294,718	568,346	441,983
Prepayments	—	2,141,712	1,665,536
Short-term deposits	2,078,263	1,103,100	857,843
Total current assets	4,373,118	3,819,130	2,970,006

NON CURRENT ASSETS
Intangible assets	480,618	4,550,432	3,538,714
Property and equipment, net	663	44	34
	481,281	4,550,476	3,538,748

OTHER ASSETS
Deposit paid for acquisition of subsidiary – related party	1,856,171	1,856,171	1,443,480
Deferred initial public offering (“IPO”) costs	941,927	—	—
Long-term deposits – related party	920,000	500,000	388,833
Total other assets	3,718,098	2,356,171	1,832,313
Total assets	8,572,497	10,725,777	8,341,067

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Loan payable – Financial Institution	993,695	—	—
Amount due to shareholder	266,500	—	—
Amount due to director	53,767	149,907	116,577
Accounts payable	28,816	5,329	4,144
Other payables and accrued liabilities	632,523	395,025	307,198
Taxes payable	1,729,163	1,729,163	1,344,711
Total current liabilities	3,704,464	2,279,424	1,772,630

Total liabilities	3,704,464	2,279,424	1,772,630

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY
Class A ordinary shares, US$0.5 par value, unlimited shares authorized, 20,000 shares issued and outstanding as of June 30, 2025, US$0.5 par value, unlimited shares authorized, 21,563 shares issued and outstanding as of December 31, 2025. Class B ordinary share, US$0.5 par value, 125 shares issued and outstanding as of June 30, 2025 and December 31, 2025*	13,533	14,545	11,311
Additional paid-in capital	986,547	5,545,324	4,312,407
Retained earnings	3,867,953	2,886,484	2,244,719
Total shareholders’ equity	4,868,033	8,446,353	6,568,437
Total liabilities and shareholders’ equity	8,572,497	10,725,777	8,341,067

*	All share and per-share information presented in these unaudited interim condensed consolidated financial statements has been retrospectively adjusted to reflect the 1-for-20 reverse share split effected on February 2, 2026 and the subsequent 1-for-40 reverse share split effected on May 12, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

REPUBLIC POWER GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the Six Months ended December 31 (Unaudited),
	2024	2025	2025
	SGD	SGD	USD
OPERATING REVENUES
Software development service	490,977	996,935	775,282
Consulting and technical support services	—	10,000	7,777
Product sales	—	1,160,000	902,092
Total operating revenues	490,977	2,166,935	1,685,151

COST OF REVENUES	(288,218)	(1,606,951)	(1,249,670)

GROSS PROFIT	202,759	559,984	435,481

OPERATING EXPENSES
Selling and marketing expenses	—	(231,192)	(179,790)
General and administrative expenses	(205,715)	(1,216,086)	(945,708)
Research and development expenses	(1,120,000)	—	—
Total operating expenses	(1,325,715)	(1,447,278)	(1,125,498)

LOSS FROM OPERATIONS	(1,122,956)	(887,294)	(690,017)

OTHER INCOME (EXPENSE)
Interest expense	(34,295)	(45,926)	(35,715)
Loan facility fee	—	(15,531)	(12,078)
Finance expenses	—	(3,352)	(2,607)
Foreign exchange loss	—	(29,798)	(23,173)
Other income, net	(10,381)	432	336
Total other expense, net	(44,676)	(94,175)	(73,237)

LOSS BEFORE INCOME TAXES	(1,167,632)	(981,469)	(763,254)

PROVISION FOR INCOME TAX
Current	—	—	—
Deferred	—	—	—
Total provision for income tax	—	—	—

NET LOSS	(1,167,632)	(981,469)	(763,254)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	20,000	20,672	20,672

LOSS PER SHARE
Basic and diluted	(58.4)	(47.5)	(36.9)

*	All share and per-share information presented in these unaudited interim condensed consolidated financial statements has been retrospectively adjusted to reflect the 1-for-20 reverse share split effected on February 2, 2026 and the subsequent 1-for-40 reverse share split effected on May 12, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

REPUBLIC POWER GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares			Additional paid-in	Retained
	Shares*		Par Value	Capital	Earnings	Total
	Class A Ordinary	Class B Ordinary	SGD	SGD	SGD	SGD
BALANCE, June 30, 2024 (Audited)	20,000	—	13,453	986,547	3,507,412	4,507,412
Net loss	—	—	—	—	(1,167,632)	(1,167,632)
BALANCE, December 31, 2024 (Unaudited)	20,000	—	13,453	986,547	2,339,780	3,339,780

BALANCE, June 30, 2025 (Audited)	20,000	125	13,533	986,547	3,867,953	4,868,033
Issuance of shares	1,563	—	1,012	4,558,777	—	4,559,789
Net loss	—	—	—	—	(981,469)	(981,469)
BALANCE, December 31, 2025 (Unaudited)	21,563	125	14,545	5,545,324	2,886,484	8,446,353

			USD	USD	USD	USD
BALANCE, December 31, 2025 (Unaudited)	21,563	125	11,311	4,312,407	2,244,719	6,568,437

*	All share and per-share information presented in these unaudited interim condensed consolidated financial statements has been retrospectively adjusted to reflect the 1-for-20 reverse share split effected on February 2, 2026 and the subsequent 1-for-40 reverse share split effected on May 12, 2026.

The accompanying notes are an integral part of these consolidated financial statements.

REPUBLIC POWER GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months ended December 31 (Unaudited),
	2024	2025	2025
	SGD	SGD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,167,632)	(981,469)	(763,254)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	14,941	619	482
Assets written off	14,177	—	—
Gain on early termination of lease	(3,796)	—	—
Allowance for credit losses on accounts receivables and other current assets	—	634,575	493,487
Change in operating assets and liabilities:
Accounts receivables, net	823,551	1,404,955	1,092,585
Prepayments	2,648	(2,141,712)	(1,665,536)
Short-term deposits	—	1,082,006	841,438
Deposits – related party	—	—	—
Other current assets	(160,000)	—	—
Accounts payable	267,500	(23,487)	(18,265)
Other payables and accrued liabilities	116,136	(237,498)	(184,694)
Taxes payable	(1,915)	—	—
Net cash used in operating activities	(94,390)	(262,011)	(203,757)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to Intangible assets	—	(4,069,814)	(3,164,954)
Cash used in investing activities	—	(4,069,814)	(3,164,954)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares	—	4,559,788	3,545,990
Deferred IPO costs	—	941,927	732,504
Proceeds from financial institutions	415,289	—	—
Proceeds from director	190,350	126,239	98,171
Repayment to financial institutions	(428,888)	(993,695)	(772,762)
Repayment to related party	—	(266,500)	(207,248)
Repayment of amount due to a director	(67,781)	(30,099)	(23,407)
Repayment to finance lease	(1,271)	—	—
Net cash provided by financing activities	107,699	4,337,660	3,373,248

CHANGE IN CASH	13,309	5,835	4,537

CASH, beginning of the period	11,828	137	107

CASH, end of the period	25,137	5,972	4,644

REPUBLIC POWER GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Six Months Ended December 31 (Unaudited),
	2024	2025	2025
	SGD	SGD	USD
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	—	—	—
Cash paid for interest expense	34,295	45,926	35,715

The accompanying notes are an integral part of these consolidated financial statements.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Republic Power Group Limited (the “Company” or “RP”) is a holding company incorporated on November 17, 2021 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the equity interest of Republic Power Pte. Ltd. (“RP Singapore”), a Singapore company incorporated on January 1, 2015. The Company, through RP Singapore, engages in software; enterprise technology integration services; digital platform and infrastructure solutions; and exploration and commercialization of blockchain-enabled financial infrastructure technologies, including real-world asset tokenization solutions. The Company’s headquarter is located in Singapore. All of the Company’s business activities are carried out by RP Singapore.

On November 17, 2021, the Company completed a reorganization of RP Singapore under common control of its then existing shareholders, who collectively owned all of the equity interests of the Company prior to the reorganization. The Company and RP Singapore are under common control which results in the consolidation of RP Singapore at carrying value. The unaudited interim condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements of the Company.

The unaudited interim condensed consolidated financial statements reflect the activities of each of the following entities:

Name		Background	Ownership	Principal activity
Republic Power Group Limited	●	A BVI company	—	Investment holding
	●	Incorporated on November 17, 2021

Republic Power Pte. Ltd	●	A Singapore company	100% owned by RP	Providing of software development and technology services
	●	Incorporated on January 1, 2015

Note 2 – Liquidity and Going Concern

The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with U.S. GAAP.

In accordance with ASC 205-40, Presentation of Financial Statements – Going Concern, management evaluated whether conditions and events raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date these financial statements are issued.

As of December 31, 2025, the Company had positive working capital of approximately SGD 1.54 million, cash of SGD 5,972. For the six months ended December 31, 2025, the Company incurred a net loss of approximately SGD 981,469 and used net cash of approximately SGD 262,011 in operating activities. Management considered the Company’s financial position, projected operating cash flows, continuing revenue-generating activities and available liquidity resources in performing its assessment.

Subsequent to December 31, 2025, the Company successfully completed two follow-on equity offerings, generating net proceeds of USD 8,655,000 and USD  9,817,500 on January 29, 2026 and April 3, 2026, respectively. Management has allocated approximately 60% of the net proceeds from each offering toward working capital and approximately 40% toward strategic acquisitions. In April 2026,  Company completed a related-party equity financing, raising gross proceeds of US$688,073 to further support its growth initiatives and working capital requirements. These financing activities have significantly strengthened the Company’s liquidity position and provided the Company with sufficient financial resources to support its ongoing operations, strategic growth initiatives, and potential acquisition opportunities.

Subsequent to December 31, 2025, the Company also entered into agreements to acquire a 10% equity interest in NVC Partners Limited and certain proprietary software source code and technology rights for an aggregate consideration of US$8.0 million. The acquisition is expected to strengthen the Company's technology capabilities, expand its product offerings, and support future revenue growth. Management believes that, together with the successful completion of the Company's recent equity financings, these strategic investments further support the Company's long-term business plan and its ability to continue as a going concern.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Liquidity and Going Concern (cont.)

Based on this assessment, management concluded that it is not probable that the Company will be unable to meet its obligations as they become due for a period of at least twelve months from the date these financial statements are issued. Accordingly, management determined that no substantial doubt exists regarding the Company’s ability to continue as a going concern.

Note 3 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended December 31, 2025 are not necessarily indicative of results to be expected for the full year ending June 30, 2026. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements thereto as of and for the years ended June 30, 2025, 2024 and 2023.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include the useful lives of property and equipment, impairment of long-lived assets, and allowance for credit losses. Actual results could differ from these estimates.

Foreign currency transaction

The Company uses Singapore Dollars (“SGD”) as its reporting currency. The functional currency of the Company is United States Dollars (“USD”) and its subsidiary which is incorporated in Singapore is SGD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the unaudited interim condensed consolidated statements of income.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from SGD into USD as of December 31, 2025 are solely for the convenience of the readers and are calculated at the rate of USD1.00=SGD1.2859, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Cash

Cash primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore.

Accounts receivable, net

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. As of December 31, 2025 and June 30, 2025, the Company recorded allowances for credit losses against its accounts receivable amounting to SGD 790,389 (USD 614,658) and SGD 468,971 respectively.

Prepayments

Pursuant to ASC340-10, prepayments refer to payments made in advance to vendors or service providers for services that are yet to be rendered, and product to be delivered. These amounts are refundable and bear no interest. As of December 31, 2025 and June 30, 2025, the prepaid expenses amounted to SGD 2,141,712 (USD 1,665,536) and nil respectively. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. The Company determined that no allowance was deemed necessary for the six months ended December 31, 2025, and year ended June 30, 2025.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

Short-term deposits and long-term deposits

Short-term deposits and long-term deposits are mainly for rent, utilities and money deposited with certain suppliers. These amounts are refundable and bear no interest. The short-term deposits usually have one year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when term and conditions set forth in the agreements have been satisfied. As of December 31, 2025 and June 30, 2025, the short-term deposits amounted to SGD 1,103,100 (USD 857,843) and SGD 2,078,263, respectively.

Intangible Assets

The Company’s intangible assets primarily consist of capitalized software development costs related to proprietary software products and technology platforms being developed for commercial sale, licensing, and Software-as-a-Service (“SaaS”) offerings to external customers.

The Company accounts for software development costs in accordance with ASC 985-20, Software—Costs of Software to Be Sold, Leased, or Otherwise Marketed. Costs incurred prior to the establishment of technological feasibility, including research activities, conceptual design, feasibility assessments, product planning, and other research and development activities, are expensed as incurred in accordance with ASC 730, Research and Development. Once technological feasibility has been established and management has committed to complete the software for commercial release, development costs directly attributable to coding, testing, software configuration, and other qualifying activities are capitalized. Costs incurred after the software is available for general release to customers, including maintenance, customer support, training, and routine product enhancements, are expensed as incurred.

As of December 31, 2025, the Company’s software products remained under development and had not yet been made available for general commercial release to external customers. Although significant development milestones had been completed, management concluded that the software was not yet ready for its intended use because final integration, user acceptance testing, security testing, quality assurance procedures, deployment activities, and other activities necessary to prepare the software for commercial release remained ongoing. Accordingly, the related capitalized software development costs continue to be classified as work-in-progress, and no amortization has been recognized during the periods presented.

Upon general commercial release of each software product, the Company will commence amortization in accordance with ASC 985-20 over the estimated economic life of the software using the greater of (i) the ratio of current gross revenues to total estimated gross revenues from the product or (ii) the straight-line method over the remaining estimated useful life. Management currently estimates the useful lives of its software products to range from five to seven years.

The Company evaluates its capitalized software development costs for impairment at each reporting date in accordance with ASC 985-20. Management considers whether indicators of impairment or changes in expected future economic benefits exist and compares the unamortized capitalized costs with the estimated net realizable value of each software product. If the carrying amount exceeds the estimated net realizable value, an impairment loss is recognized for the excess amount. Based on management’s assessment, no impairment indicators were identified and no impairment losses were recognized during the periods presented.

As of December 31, 2025 and June 30, 2025, the carrying amount of the Company’s intangible assets was SGD 4,550,432 (USD 3,538,714) and SGD 480,618, respectively

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, accounting fees and consulting fees related to the registration preparation, the SEC filing and print related costs. Upon the successful completion of the equity offering, the deferred IPO costs are recognized as a reduction of the gross proceeds from the offering and recorded as a deduction from additional paid-in capital. If the proposed offering is abandoned or is no longer considered probable of completion, the deferred costs are charged to expense in the period the offering is abandoned.

As of December 31, 2025, the Company had no deferred IPO costs (June 30, 2025: SGD 941,927), as the previously deferred costs were reclassified as a reduction of equity upon the successful completion of the Company’s initial public offering during the period.

Other current assets, net

Other current assets, net, primarily consists of other receivables from third parties. These other receivables are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 years
Leasehold improvements	5 years
Automobiles	10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025, the Company conducted a recoverability test and the total future projected cashflows from the asset group exceed or equal to the carrying amount of the assets group therefore no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

Effective July 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Clients, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after July 1, 2019 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There were no cumulative effect adjustments for service contracts in place prior to July 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s unaudited interim condensed consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with clients, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the client in an amount that reflects the consideration expected in exchange for those goods or services.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

The Company applied practical expedient when sales taxes were collected from clients, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its’ clients.

The Company derives its revenues from three sources: (1) revenue from software development services, (2) revenue from consulting and technical support services, and (3) revenue from product sales. All of the Company’s contracts with clients do not contain cancelable and refund-type provisions.

The Company did not have consulting and technical support services and product sales for the six months ended December 31, 2024. As of December 31, 2025, the Company have consulting and technical support services and product sales.

(1) Software development services

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company designs software based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Company assesses that software development services is considered as one performance obligation as the clients do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

From September 01, 2024 onwards, in certain software development contract, we provide complementary support services for 12 months following completion of the project. However, any feature upgrade, system scaling and ongoing maintenance will require service fee from clients.

The Company’s software development service revenues is generated primarily from contracts with government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company’s revenue from software development contracts are generally recognized over time as the Company’s performance creates or enhances the project controlled by the clients and the control is transferred continuously to the Company’s clients. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the Company could appropriately measure the fulfillment of a performance obligation. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. Certain contracts include milestone-based payment terms, and in some arrangements the achievement of defined milestones also represents a meaningful measure of progress toward completion. When the structure of the contract and the nature of the deliverables indicate that the milestone reflects value transferred to the customer, the Company recognizes revenue upon achievement of the milestone, as this output-based measure provides a more accurate depiction of progress for those contracts.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Company to make estimates of revenues and costs to complete the service. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Company’s estimates are based upon the professional knowledge and experience of the Company’s engineers and project managers to assess the contract’s schedule, performance, and technical matters. The Company has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Company recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

Changes in estimates for software development services include but are not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain software development service arrangements, the Company sells equipment to be customized and integrated with the developed software. The Company assesses the customized equipment and service are interdependent and highly interrelated. In these cases, the Company controls the customized equipment before it is transferred to the clients. The Company has the right to direct the suppliers and control the goods or assets transferred to its clients. Thus, the Company considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the customized equipment delivered.

(2) Consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to clients. Billings to the clients are generally on a monthly or quarterly basis over the contract term, which is typically 1 to 12 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term as clients receive and consume benefits of such services as provided.

(3) Product sales

The Company engages in sale of software-related hardware and related accessories. The Company typically enters into contracts with its client where the rights of the parties, including payment terms, are identified and sales prices to the clients are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a time when the control of products is transferred to clients.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue.

Practical Expedient and Exemptions

The Company does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

Cost of Revenue

Cost of revenue consists primarily of personnel costs (including salaries and benefits) for employees associated with technical support and subcontractors, professional services organizations, third party license fees, allocable overhead.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and marketing research expenses. For the six months ended December 31, 2025, and 2024, the Company’s selling and marketing expenses were SGD 231,192 (USD 179,790) and nil, respectively.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

General and administrative expenses

General and administrative expenses consist primarily of corporate expenses, operating expenses and employment expenses. For the six months ended December 31, 2025 and 2024, the Company’s total general and administrative expenses were SGD 1,216,086 (USD 945,708) and SGD 205,715 respectively.

Research and development

Research and development expenses include salaries and other compensation-related expenses for the Company’s research and product development personnel, outsourced subcontractors, and other costs incurred during the research and preliminary project stages. In accordance with ASC 730, costs related to research activities and costs that do not meet the capitalization criteria under ASC 350-40 are expensed as incurred.

Development costs that meet the capitalization requirements under ASC 350-40 are recorded as intangible assets and are not included in research and development expenses. For the six months ended December 31, 2025, and 2024, the Company recorded research and development expenses of SGD nil and SGD 1,120,000, respectively, representing costs that did not qualify for capitalization.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines whether an arrangement contains a lease at contract inception.

The Company has elected the short-term lease recognition exemption for leases with an initial lease term of 12 months or less. Accordingly, lease payments under such arrangements are recognized as lease expense on a straight-line basis over the lease term, and no right-of-use (“ROU”) assets or lease liabilities are recognized in the unaudited interim condensed consolidated balance sheets.

The Company separates lease and non-lease components in its lease arrangements. Non-lease components primarily consist of building management fees, utilities, and property taxes and are recognized separately from the related lease components.

As of December 31, 2025 and June 30, 2025, all of the Company’s lease arrangements qualified for the short-term lease recognition exemption under ASC 842. Accordingly, no operating lease or finance lease right-of-use assets or lease liabilities were recognized as of those dates.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

Income taxes

Republic Power Group Limited is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by Republic Power Group Limited and the Company’s subsidiary in Singapore, Republic Power Pte. Ltd. to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

The Company accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company had no uncertain tax positions for the six months ended December 31, 2025 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 6 months.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Employee benefit

(1) Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2) Employees leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly before twelve months after the end of the reporting period is recognized for services rendered by employees up to the end of the reporting period.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical performance and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

Concentration of clients

For the six months ended December 31, 2025, three clients, Company A, Company B, and Company C, accounted for 53.5% 24.1%, and 10.6%, of the Company’s total revenues, respectively. For the six months ended December 31, 2024, four major clients, Company D, Company E, Company F, and Company G accounted for 26.1%, 25.7%, 24.6%, and 16.5% of the Company’s total revenues, respectively. As of December 31, 2025, three clients, Company B, Company A and Company H, accounted for 38.5%, 25.1%, and 12.0%, respectively, of the Company’s total accounts receivable. As of June 30, 2025, four major clients, Company J, Company H, Company K, and Company I, accounted for 31.9%, 16.6%, 12.9%, and 11.2%, respectively, of the Company’s total accounts receivable.

Concentration of vendors

As of December 31, 2025, five vendors, Vendor O, Vendor P, Vendor Q, Vendor R, and Vendor S, accounted for 25.4%, 18.2%, 18.2, 14.4%, and 12.2%, of the Company’s accounts payable. For the six months ended December 31, 2025, two vendors, Vendor L and Vendor M, accounted for 66.7% and 14.6% of the Company’s total purchases, respectively. As of June 30, 2025, one major vendor, Vendor T accounted for 81.5% of the Company’s accounts payable. For the six months ended December 31, 2024, one major vendor, Vendor N, accounted for 92.8% of the Company’s total purchases.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in the unaudited interim condensed consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited interim condensed consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. Management has evaluated and concluded no material impact of this to the financial statements.

In October 2023, the FASB issued Accounting Standards Updates (“ASU”) No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the “Codification”). This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its consolidated financial statements but does not expect the impact to be material.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of significant accounting policies (cont.)

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and required more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Management has evaluated and concluded no material impact of this to the financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Company’s management does not believe the adoption of ASU 2024-02 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, there are no new recently issued accounting standards that will have a material impact on the Company’s consolidated financial statements. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 4 — Revenues

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the consideration to which the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the six months ended December 31, 2025, 2024, and 2023:

	For the six months ended December 31, (Unaudited)
	2024	2025
	SGD	SGD	USD
Software development service	490,977	996,935	775,282
Consulting and technical support services	—	10,000	7,777
Product sales	—	1,160,000	902,092
Total revenues	490,977	2,166,935	1,685,151

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Revenues (cont.)

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the six months ended December 31, 2025 and 2024.

	For the six months ended December 31, (Unaudited)
	2024	2025
	SGD	SGD	USD
Services and deliverables transferred at a point in time	—	1,160,000	902,092
Services and deliverables transferred over time	490,977	1,006,935	783,059
Total revenues	490,977	2,166,935	1,685,151

The Company elected to utilize practical expedients to exclude from this disclosure the remaining performance obligations that have an original expected duration of one year or less.

Note 5 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	June 30, 2025 (Audited)	December 31, 2025 (Unaudited)
	SGD	SGD	USD
Beginning balance	2,763,689	1,358,735	1,056,641
Less: allowance for credit loss	(468,971)	(790,389)	(614,658)
Ending balance	2,294,718	568,346	441,983

The following table summarizes the changes in allowance for credit losses:

	June 30, 2025 (Audited)	December 31, 2025 (Unaudited)
	SGD	SGD	USD
Beginning balance	445,516	468,971	364,702
Provision for expected credit losses	23,455	321,418	249,956
Ending balance	468,971	790,389	614,658

Accounts receivable are stated net of an allowance for expected credit losses. The increase in the allowance during the six months ended December 31, 2025 was primarily attributable to management’s reassessment of the expected credit risk associated with certain outstanding customer balances based on facts and circumstances existing at the reporting date.

The Company estimates expected credit losses in accordance with ASC 326 based on historical collection experience, adjusted for current conditions and reasonable and supportable forecasts. Management considers both quantitative and qualitative factors, including the aging of receivables, customers’ payment history and creditworthiness, subsequent collections, customer-specific circumstances, and current economic conditions when determining the adequacy of the allowance. Based on this assessment, management believes the allowance appropriately reflects the expected lifetime credit losses as of December 31, 2025.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Prepayments

Prepayments consist of the following:

	June 30, 2025 (Audited)	December 31, 2025 (Unaudited)
	SGD	SGD	USD
Hardware product prepayment	—	2,141,712	1,665,536
Total prepayments	—	2,141,712	1,665,536

Prepayments primarily represent advance payments made to hardware vendors pursuant to procurement agreements for the purchase and delivery of hardware and related equipment required for the Company’s business operations and customer projects.

Management expects the remaining hardware to be delivered and the related prepayments to be utilized in accordance with the respective contractual arrangements. Management regularly assesses the recoverability of these prepayments by monitoring vendor performance, delivery progress, contractual rights, ongoing communications with the vendors, and other relevant facts and circumstances. Based on these assessments, management believes the carrying amount of the prepayments is recoverable as of December 31, 2025.

Note 7 — Property and equipment, net

Property and equipment consist of the following:

	June 30, 2025 (Audited)	December 31, 2025 (Unaudited)
	SGD	SGD	USD
Office equipment	55,373	55,373	43,061
Office furniture and fixtures	12,096	—	—
Leasehold improvements	94,516	—	—
Automobiles	79,905	—	—
Subtotal	241,890	55,373	43,061
Less: asset written off	(186,517)	—	—
Less: accumulated depreciation	(54,710)	(55,329)	(43,027)
Total	663	44	34

During the year ended June 30, 2025, the Company relocated its office premises. As part of this relocation, certain items of office equipment, furniture and fixtures, and leasehold improvements were determined to be unusable or not transferable to the new premises. Accordingly, the Company wrote off property and equipment with an aggregate cost of SGD 186,517 and related accumulated depreciation of SGD 172,340, resulting in a loss on write-off of SGD 14,177. The decrease in accumulated depreciation during the year primarily reflects the derecognition of accumulated depreciation related to the assets disposed of.   Depreciation expense for the six months ended December 31, 2025 and 2024 was SGD 619 (USD 482) and   SGD 14,941, respectively.

No impairment loss was recognized during the six months ended December 31, 2025 and 2024.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Accounts payable, other payables and accrued liabilities

Accounts payable, other payables and accrued liabilities consist of the following:

	June 30, 2025 (Audited)	December 31, 2025 (Unaudited)
	SGD	SGD	USD
Accounts payables	28,816	5,329	4,144
Salary payables	92,518	56,035	43,577
Other payables	71,088	338,990	263,621
Accrued expenses	468,917	—	—
Total accounts payable, other payables and accrued liabilities	661,339	400,354	311,342

Note 9 — Loans Payable — Financial Institution

On April 28, 2023, RP Singapore entered into a short-term loan agreement with a financial institution to obtain a loan of SGD 100,000 (USD 78,622) for a term of 20 bi-weekly installment and at a fixed bi-weekly interest rate of 1.75%. The bank loan was unsecured and guaranteed by a third party. This loan has been settled as of June 2025.

On April 8, 2024, RP Singapore entered into a short-term loan agreement with a financial institution to obtain a loan of SGD 80,000 (USD 62,898) for a term of one month and at a fixed monthly interest rate of 6.00%. The financial loan was unsecured and guaranteed by a third party. On June 12, 2024, after a repayment of SGD 10,000 (USD 7,862) towards the outstanding amount, the loan was re-structured to be a monthly repayment over a term of 8 months. This loan has been settled as of October 2025.

As of June 30, 2025, RP Singapore has utilized the overdraft credit line of SGD 161,567 (USD 127,028), from a banking institution. The overdraft credit line was unsecured and guaranteed by a third party with an annual interest rate of 7.25%. This credit line has been closed as of October 2025.

Note 10 — Related party balances and transactions

Related party balances

Amount due to director

The Company borrows from Mr. Long, the Company’s Chief Executive Officer, for operation purpose. The loans are interest free, free of collateral and repayable upon demand.

Name of Related Party	Relationship	Nature of Transactions	June 30, 2025 (Audited)	December 31, 2025 (Unaudited)	December 31, 2025 (Unaudited)
			SGD	SGD	USD
Mr. Ziyang Long	Mr. Long is a director of Republic Power Pte Limited	Loan	53,767	149,907	116,577

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Related party balances and transactions (cont.)

Income tax

British Virgin Islands

Republic Power Group Limited is incorporated in the British Virgin Islands and conducts all of the Company’s businesses through the Company’s subsidiary in Singapore, Republic Power Pte Limited. Under the current laws of the British Virgin Islands, Republic Power Group Limited is not subject to tax on income or capital gains. In addition, upon payments of dividends by Republic Power Group Limited and the Company’s subsidiary in Singapore, Republic Power Pte. Limited to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Note 11 — Taxes

Singapore

Republic Power Pte Limited is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately USD 7,777) taxable income and 50% of the next SGD 190,000 (approximately USD 147,756) taxable income exempted from income tax.

Net operating loss will be carried forward indefinitely under Singapore profits tax regulation. As of December 31, 2025 and 2024, the Company is operating at a loss and it will be carried forward to offset future taxable income.

Significant components of the provision for income taxes are as follows:

	For the six-months ended December 31, 2024 (Unaudited)	For the Six Months ended December 31, 2025 (Unaudited)
	SGD	SGD	USD
Current income tax	—	—	—
Deferred income tax	—	—	—
Provision for/(benefit from) income tax	—	—	—

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Taxes (cont.)

A reconciliation between the Company’s actual provision for income taxes and the provision at the Singapore statutory rate was as follows:

	For the six-month period ended December 31, 2024 (Unaudited)	For the six-month period ended December 31, 2025 (Unaudited)
	SGD	SGD	USD
Loss before income tax	(1,167,632)	(981,469)	(763,255)
Singapore income tax rate	17%	17%	17%
Income tax expense computed at statutory rate	(198,497)	(166,850)	(129,753)

Reconciling items:
Non-deductible expenses	2,792	105	81
Non-taxable income	(645)	—	—
Deferred tax asset not recognized in current year	196,350	166,745	129,672
Total provision for/(benefit from) income tax	—	—	—
Effective tax rate	0.0%	0.0%	0.0%

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended December 31, 2025 and 2024 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

Taxes payable consisted of the following:

	June 30, 2025 (Audited)	December 31, 2025 (Unaudited)
	SGD	SGD	USD
Income taxes payable	1,729,163	1,729,163	1,344,710
Total	1,729,163	1,729,163	1,344,710

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Equity

Ordinary shares

On November 17, 2021, 10,000 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

On April 21, 2022, the majority shareholders and the board of the Company approved, upon the consummation of the offering, to increase the authorized shares of the Company from 10,000 ordinary shares, par value $1.00 per share to unlimited ordinary shares, par value $0.000625 per share and effectuate a forward share split all issued and outstanding shares at a ratio of 1,600:1. On April 21, 2022, the majority shareholders and the board of the Company approved that the effective date of the increase of the authorized shares and effectuate share split shall be April 21, 2022, prior to the consummation of the offering. The Company completed this share split on April 21, 2022, resulting in the Company having a total of 16,000,000 ordinary shares outstanding, par value $0.000625 per share, and effected a forward share split of all issued and outstanding shares at a ratio of 1,600:1, effective immediately following the filing of the Amended and Restated Charter. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to share split or dividend pursuant to ASC 260. All references made to share or per share amounts in the accompanying unaudited interim condensed consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 1,600 for 1 share split.

On April 7, 2025, our authorized shares were amended to be an unlimited number of ordinary shares divided into two classes, consisting of (i) an unlimited number of Class A Ordinary Shares, par value $0.000625 each, and (ii) 50,000,000 Class B Ordinary Shares, par value $0.000625 each. Each Class A Ordinary Share is entitled to one (1) vote on any matter on which action of the shareholders of the Company is sought while each Class B Ordinary Share is entitled to ten (10) votes. Holders of Class B Ordinary Shares will vote together with holders of Class A Ordinary Shares as one class. Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Class B Ordinary Shares are convertible into Class A Ordinary Shares as a one for one basis. Holders of Class B Ordinary Shares are not entitled to receive dividends.

Initial Public Offering

On October 15, 2025, the Company completed its initial public offering (“IPO”) of 1,250,000 Class A Ordinary Shares pursuant to its Registration Statement on Form F-1 (File No. 333-288465). Net proceeds from the IPO, after deducting underwriting discounts, commissions, and other directly attributable offering costs, were recorded as additional paid-in capital in the amount of SGD 4,558,777 (USD 3,545,203) and share capital par value in the amount of SGD1,012 (USD 787).

Variation of Rights of Holders of Class B Ordinary Shares

On December 31, 2025, following the sole shareholder of the Class B Ordinary Shares consenting to the Change of Voting Power, our shareholders approved an amended and restated memorandum and articles of association of the Company to reflect (i) increase of the voting power of the Company’s Class B Ordinary Shares from ten (10) votes per share to thirty (30) votes per share and (ii) the Change in Quorum.

Reverse Share Split

Subsequent to December 31, 2025, the Company effected two reverse share splits of its Class A Ordinary Shares and Class B Ordinary Shares. A 1-for-20 reverse share split became effective on February 24, 2026, followed by a 1-for-40 reverse share split that became effective on May 28, 2026. As a result of the reverse share splits, the par value of the Company’s ordinary shares increased from US$0.000625 per share to US$0.50 per share. All share, per share and par value information presented in these unaudited interim condensed consolidated financial statements have been retrospectively adjusted, where applicable, to give effect to the reverse share splits.

Issuance of Class B Ordinary Shares

On March 27, 2025, we issued 100,000 Class B Ordinary Shares to True Sage for cash at par, with capital contribution of SGD 80 (USD 62).

Other than the issuance of Class A Ordinary Shares in connection with the IPO described above, there were no additional capital contributions during the six months ended December 31, 2025.

As of December 31, 2025, after giving retrospective effect to the 1-for-20 and 1-for-40 reverse share splits effected on February 24, 2026 and May 28, 2026, respectively, the Company had 21,563 Class A Ordinary Shares, par value US$0.50 per share, and 125 Class B Ordinary Shares, par value US$0.50 per share, issued and outstanding. All share and per-share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the reverse share splits in accordance with ASC 260.

REPUBLIC POWER GROUP LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Commitments and contingencies

Acquisition Commitments

On December 1, 2020, RP Singapore entered into an acquisition agreement with Consap Pte Ltd. (“Consap”), a company which is currently controlled by Chee Wai Chan, who was appointed as RP Singapore’s COO and director in February 2021, to acquire the 100% equity interest in Consap, a limited company incorporated in Singapore at a total cash consideration of USD 2,400,000 (equivalent to SGD 3,228,720). Pursuant to the agreement, RP Singapore is required to pay the consideration in cash with the amount of USD1,400,000 (equivalent to SGD1,856,171) due upon signing of the acquisition agreement. The remaining acquisition consideration in the amount of USD1,000,000 will be paid by RP Singapore to Consap on December 31, 2022 if conditions are met. The acquisition is conditional upon Consap entering into one or more definitive sales agreements, with clients approved by RP Singapore, for total contracts value of not less than USD2,000,000 on or before November 30, 2022. In the event that Consap fails to secure enough sales agreements for a total contracts value of at least USD2,000,000, Consap shall return USD1,400,000 to RP Singapore within seven days from March 31, 2023.

On March 31, 2024, an addendum to the acquisition agreement has been signed. Pursuant to the addendum, Consap should enter into one or more definitive sales agreements with client approved by RP Singapore, for a total contract value of not less than USD2,000,000 on or before November 30, 2025. The expected completion date will be within 30 days from the date of fulfilment of the condition precedents or March 31, 2026, whichever earlier, the remaining consideration of USD 1,000,000 will be paid by RP Singapore to Consap on the completion date. In the event that Consap fails to secure enough sales agreement for a total contracts value of at least USD 2,000,000, Consap shall return USD 1,400,000 to RP Singapore within seven days from December 31, 2025. As of December 31, 2025 and June 30, 2025, deposit paid to a related party for acquisition of subsidiary amounted to SGD 1,856,171 (USD 1,443,480) and SGD 1,856,171, respectively.

As of December 31, 2025, Consap did not met the condition of meeting the sales value USD2,000,000. Refund of the deposit is not made as the Company continued to evaluate and progress the proposed acquisition, including conducting due diligence and negotiating the final acquisition consideration and transaction documents.

Note 14 — Subsequent events

Management evaluated subsequent events through July 10, 2026, the date the unaudited interim condensed consolidated financial statements were issued, and concluded that no subsequent events occurred that require adjustment to the unaudited interim condensed consolidated financial statements or additional disclosures in the accompanying notes, other than the following:

Fundraising

On January 29, 2026, the Company completed its public offering of 44,775,000 Class A Ordinary Shares pursuant to its Registration Statement on Form F-1 (File No. 333-292867). Net proceeds from the fund raising, after deducting direct attributable offering costs, were recorded as additional paid-in capital in the amount of USD 8,655,000.

On April 03, 2026, the Company completed its public offering of 40,000,000 Class A Ordinary Shares pursuant to its Registration Statement on Form F-1 (File No. 333- 294423). Net proceeds from the fund raising, after deducting direct attributable offering costs, were recorded as additional paid-in capital in the amount of USD 9,817,500.

Reverse Split

On December 31, 2025, our shareholders and the board approved a reverse share split of our issued and unissued Class A Ordinary Shares, par value $0.000625 per share and Class B Ordinary shares, par value $0.000625 per share, at a ratio of not less than 1:2 and not more than 1:100. On February 2, 2026, the Board approved to effect a reverse share split of our Class A Ordinary Shares and Class B Ordinary Shares at a ratio of 1-for-20. Upon the market opening on February 24, 2026, our Class A Ordinary Shares began trading on a post-reverse share split basis at Nasdaq. Immediately following the effectiveness of such reverse share split, our authorized shares consist of (i) an unlimited number of Class A Ordinary Shares, par value $0.0125 each, and (ii) 2,500,000 Class B Ordinary Shares, par value $0.0125 each.

On April 30, 2026, our shareholders and the board approved a reverse share split of our issued and unissued Class A Ordinary Shares, par value $0.0125 per share and Class B Ordinary shares, par value $0.0125 per share, at a ratio of not less than 1:2 and not more than 1:100. On May 12, 2026, the Board approved to effect a reverse share split of our Class A Ordinary Shares and Class B Ordinary Shares at a ratio of 1-for-40. Upon the market opening on May 28, 2026, our Class A Ordinary Shares began trading on a post-reverse share split basis at Nasdaq. Immediately following the effectiveness of such reverse share split, our authorized shares consist of (i) an unlimited number of Class A Ordinary Shares, par value $0.50 each, and (ii) 62,500 Class B Ordinary Shares, par value $0.50 each.

Private Investment in Public Equity (PIPE)

On April 7, 2026, the Company entered into a securities purchase agreement with an existing shareholder, an entity wholly owned by the Company’s Chairman of the Board of Directors, pursuant to which the Company agreed to issue 688,073 Class B ordinary shares at a purchase price of US$1.00 per share for gross proceeds of US$688,073. The transaction closed on April 10, 2026, and the shares were issued in accordance with Regulation S under the Securities Act of 1933, as amended.

Acquisition

On April 8, 2026, the Company entered into agreements to acquire a 10% equity interest in NVC Partners Limited and certain proprietary software source code and technology rights for an aggregate consideration of US$8.0 million.